Exhibit (a)(5)(E)

David E. Bower (SBN 119546)

MONTEVERDE & ASSOCIATES PC

600 Corporate Pointe, Suite 1170

Culver City, CA 90230

Tel: (213) 446-6652

Fax: (212) 202-7880

Counsel for Plaintiff

UNITED STATES DISTRICT COURT

FOR THE NORTHERN DISTRICT OF CALIFORNIA

Civil Action No.
LONNIE MCCRARY, Individually and on Behalf of All Others Similarly Situated,
Plaintiff,	CLASS ACTION COMPLAINT
v.
YUME, INC., ERIC B. SINGER,	DEMAND FOR JURY TRIAL
CHRISTOPHER B. PAISLEY, DANIEL D. SPRINGER, JAYANT KADAMBI,	1. Violations of § 14(a) of the Exchange Act and Rule 14a-9 2. Violations of Section 20(a) of the Exchange Act
ADRIEL G. LARES, MITCHELL J.
HABIB, AYYAPPAN SANKARAN, and
ELIAS N. NADER,
Defendants.

Plaintiff Lonnie McCrary (“Plaintiff”), by and through its undersigned attorneys, brings this stockholder class action on behalf of itself and all others similarly situated public stockholders of YuMe, Inc. (“YuMe” or the “Company”) against YuMe, Eric B. Singer, Christopher B. Paisley, Daniel D. Springer, Jayant Kadambi, Adriel G. Lares, Mitchell J. Habib, Ayyappan Sankaran, and Elias N. Nader, the members of the YuMe’s board of directors (collectively referred to as the

“Board” or the “Individual Defendants,” and, together with YuMe, the “Defendants”) for violations of Sections 14(a) and 20(a) of the Securities Exchange Act of 1934 (“Exchange Act”), 15 U.S,C. §§78n(a) and 78t(a) respectively, and United States Securities and Exchange Commission (“SEC”) Rule 14a-9, 17 C.F.R. § 240.14a-9 in connection with the acquisition of YuMe by RhythmOne, PLC, a public limited corporation incorporated under the laws of England and Wales (“RhythmOne”), through a merger as alleged in detail herein (the “Proposed Transaction”).

NATURE OF THE ACTION

1. On September 5, 2017, YuMe and RhythmOne issued a joint press release announcing that they had entered into an agreement and plan of merger and reorganization (the “Merger Agreement”). Pursuant to the terms of the Merger Agreement, Purchaser will acquire all issued and outstanding shares of YuMe common stock, with each share of YuMe common stock exchange for the right to receive: (i) $1.70 in cash; and (ii) 7.325 ordinary shares £0.10 each in the capital of RhythmOne, plus cash in lieu of any fractional shares of RhythmOne Stock, in each case, without interest (the “Merger Consideration”). As a result, each share of YuMe common stock has an implied value of $5.20 per share. The Proposed Transaction is valued at approximately $185 million.

2. On December 26, 2017, in order to convince YuMe stockholders to tender their shares, the Board authorized the filing of a materially incomplete and misleading Form F-4 Registration Statement with the SEC. Subsequently, on January 4, 2018, Defendants authorized the filing of a materially incomplete and misleading Form F-4/A Registration Statement (the “F- 4”) with the SEC, in violation of Sections 14(a) and 20(a) of the Exchange Act.

3. In particular, the F-4 contains materially incomplete and misleading information concerning: (i) financial projections for RhythmOne; and (ii) the valuation analyses performed by the Company’s financial advisor, Deutsche Bank Securities Inc. (“Deutsche Bank”), in support of their fairness opinion; and (iii) the background process leading to the Proposed Transaction.

CLASS ACTION COMPLAINT

4. The special meeting of YuMe stockholders to vote on the Proposed Transaction is forthcoming. It is imperative that the material information that has been omitted from the F-4 is disclosed to the Company’s stockholders prior to the forthcoming shareholder vote so that they can properly exercise their corporate suffrage rights.

5. For the reasons, and as set forth in detail herein, Plaintiff asserts claims against Defendants for violations of Sections 14(a) and 20(a) of the Exchange Act and Rule 14a-9. Plaintiff seeks to enjoin Defendants from holding the shareholder vote on the Proposed Transaction and taking any steps to consummate the Proposed Transaction unless and until the material information discussed below is disclosed to YuMe’s stockholders sufficiently in advance of the vote on the Proposed Transaction or, in the event the Proposed Transaction is consummated, to recover damages resulting from the Defendants’ violations of the Exchange Act.

PARTIES

6. Plaintiff is, and at all relevant times has been, a shareholder of YuMe.

7. Defendant YuMe is a Delaware corporation and maintains its principal executive offices at 1204 Middlefield Road, Redwood City, California 94063. YuMe’s common stock is listed and traded on the NYSE under the ticker symbol “YUME”.

8. Defendant Eric B. Singer (“Singer”) is, and has been since 2016, a director of YuMe and currently serves as the Chairman of the Board.

9. Defendant Christopher B. Paisley (“Paisley”) is, and has been since 2012, a director of YuMe.

10. Defendant Daniel D. Springer (“Springer”) is, and has been since 2012, a director of YuMe.

11. Defendant Jayant Kadambi (“Kadambi”) is, and has been since 2012, a director of YuMe.

12. Defendant Adriel G. Lares (“Lares”) is, and has been since 2013, a director of YuMe.

13. Defendant Mitchell J. Habib (“Habib”) is, and has been since 2013, a director of YuMe.

CLASS ACTION COMPLAINT

14. Defendant Ayyappan Sankaran (“Sankaran”) is, and has been since 2013, a director of YuMe.

15. Defendant Elias N. Nader (“Nader”) is, and has been since 2016, a director of YuMe.

16. The parties in paragraphs 8 through 15 are referred to herein as the “Individual Defendants” and/or the “Board,” collectively with YuMe the “Defendants.”

JURISDICTION AND VENUE

17. This Court has subject matter jurisdiction pursuant to Section 27 of the Exchange Act (15 U.S.C. § 78aa) and 28 U.S.C. § 1331 (federal question jurisdiction) as Plaintiff alleges violations of Section 14(a) and 20(a) of the Exchange Act.

18. This Court has jurisdiction over the Defendants because each Defendant is either a corporation that conducts business in and maintains operations within this District, or is an individual with sufficient minimum contacts with this District so as to make the exercise of jurisdiction by this Court permissible under traditional notions of fair play and substantial justice.

19. Venue is proper in this District pursuant to 28 U.S.C. § 1391 because Plaintiff’s claims arose in this District, where a substantial portion of the actionable conduct took place, where most of the documents are electronically stored, and where the evidence exists. YuMe is incorporated in Delaware and is headquartered in this District. Moreover, each of the Individual Defendants, as Company officers or directors, either resides in this District or has extensive contacts within this District.

CLASS ACTION ALLEGATIONS

20. Plaintiff brings this class action pursuant to Fed. R. Civ. P. 23 on behalf of himself and the other public stockholders of YuMe (the “Class”). Excluded from the Class are Defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any Defendant.

CLASS ACTION COMPLAINT

21. This action is properly maintainable as a class action for the following reasons:

(a)	the Class is so numerous that joinder of all members is impracticable. As of October 31, 2017, there were 34.95 million shares of YuMe common stock outstanding, held by hundreds to thousands of individuals and entities scattered throughout the country. The actual number of public stockholders of YuMe will be ascertained through discovery;

(b)	there are questions of law and fact that are common to the Class that predominate over any questions affecting only individual members, including the following:

i.	whether Defendants have misrepresented or omitted material information concerning the Proposed Transaction in the F-4 in violation of Section 14(a) of the Exchange Act;

ii.	whether the Individual Defendants have violated Section 20(a) of the Exchange Act; and

iii.	whether Plaintiff and other members of the Class will suffer irreparable harm if compelled to vote their shares regarding the Proposed Transaction based on the materially incomplete and misleading F-4.

(c)	Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature, and will fairly and adequately protect the interests of the Class;

(d)	Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff does not have any interests adverse to the Class;

(e)	the prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for the party opposing the Class;

(f)	Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole; and

(g)	a class action is superior to other available methods for fairly and efficiently adjudicating the controversy.

CLASS ACTION COMPLAINT

SUBSTANTIVE ALLEGATIONS

I. Company Background and the Proposed Transaction

22. YuMe, incorporated on December 16, 2004, is an independent provider of multi-screen video advertising technology, connecting brand advertisers, digital media property owners, and consumers of video content across a range of Internet-connected devices. The Company operating segments include Domestic and International. YuMe offers advertising customers end-to-end marketing solutions by combining data-driven technologies with deep insight into audience behavior. The Company also offers demand-side platform (DSP), called YuMe for Advertisers, to find relevant audiences and deliver targeted advertising, and a supply-side platform (SSP), called YuMe for Publishers (YFP 5.0), which helps aggregate audiences, define audience characteristics, and offer monetization opportunities for digital media property owners. YuMe’s technologies serve the specific needs of brand advertisers and enable them to find and target brand-receptive audiences across a range of Internet connected devices and digital media properties. The Company’s software is used by digital media properties to monetize professionally-produced content and applications.

23. On September 5, 2017, YuMe and RhythmOne issued a joint press release announcing the Proposed Transaction, which states in relevant part:

RHYTHMONE PLC TO ACQUIRE YUME, INC., CREATING ONE

OF THE LARGEST INDEPENDENT DIGITAL VIDEO

ADVERTISING MARKETPLACES

Combined entity will provide a fully-integrated, end-to-end online advertising solution, driving advertising efficiency and effectiveness

YuMe Shareholders to Receive US $1.70 per Share in Cash and 7.325

shares of RhythmOne Stock which equates to total consideration of approximately US $185 million

YuMe Stockholders will own approximately 34% of Combined Entity

CLASS ACTION COMPLAINT

Anticipated Run Rate Cost Synergies of US $10-12M in First Full Year

Ted Hastings RhythmOne’s CEO, to Lead Combined Company with Top

Talent Management Team

San Francisco, USA – September 5, 2017 — RhythmOne plc (LSE AIM: RTHM) today announced that that it has entered into a definitive agreement with YuMe, Inc. (NYSE: YUME) to acquire all its issued and to be issued share capital for a total consideration of approximately US $185M based on current exchange rates. The transaction is expected to close by Q1 2018.

The combination of YuMe and RhythmOne will bring together demand-side and supply-side strengths in the fast growing segments of mobile, video, connected TV (“CTV”) and programmatic trading. The combined marketplace is anticipated to be a top five comScore ranked marketplace that will facilitate seamless, transparent connections between thousands of advertisers and a massive supply of brand-safe inventory. The RhythmOne platform is purpose-built to meet a broad range of campaign objectives, providing turnkey solutions for both brand and performance campaigns. Furthermore, the platform will provide advertisers with a credible, scaled and independent alternative to entrenched players.

“Acquiring YuMe accelerates RhythmOne’s strategy to build a unified programmatic platform with unique audiences of differentiated quality at scale,” said Ted Hastings, CEO, RhythmOne. “Through YuMe, RhythmOne gains access to premium video supply including emerging, high-value connected TV inventory, unique customer insights, cross-screen targeting technology and established demand relationships. We believe this combination will give RhythmOne the resources, relationships and talent to drive value for its shareholders, and true a return on investment.”

“The future of brand advertising is connected; connecting buyers to premium inventory, connecting screens to deliver unified cross-screen campaigns, connecting campaigns to brand objectives and most importantly, connecting the best technologies to each other to deliver a sum that is greater than its parts,” said Paul Porrini, CEO, YuMe. “We are proud of the business we have built at YuMe, and our success in delivering innovative technologies that have helped our clients achieve their marketing goals. Together, RhythmOne and YuMe have an opportunity to transform digital advertising with an adaptive platform that connects premium demand and supply with efficiency and performance at its core.”

CLASS ACTION COMPLAINT

“The combined company will have a strong financial profile providing a solid, scalable foundation upon which to accelerate growth and profitability,” said Eric Singer, chairman of YuMe. “After a comprehensive review of strategic alternatives, the YuMe board concluded that the combination with RhythmOne is in the best interest of all stockholders. This combination will provide immediate scale and will allow us to build upon the significant financial improvements underway in both companies. I look forward to serving the stockholders as chairman of the combined company upon closing and to guiding the team in realizing the combined company’s mission.”

Strategic Rationale

A demand leader paired with a supply leader. YuMe’s strengths lie in demand-side software and services used by brands, agencies and trading platforms, a robust, first-party data management and targeting platform and global programmatic capabilities. RhythmOne’s strengths are primarily focused on the supply-side as well as programmatic platform capabilities represented by its multi-channel, multi-format ad exchange, whereby advertisers and agencies can reach targeted, engaged audiences at scale. YuMe’s strong relationships with agencies and brands and its demand side platform complement RhythmOne’s robust, unified programmatic platform.

The benefits of scale. According to eMarketer, for the first time in 2016, digital advertising spend outpaced that of television. Advertisers want the value and scale from digital that they previously experienced with television. RhythmOne’s acquisition of YuMe will create a combined organization with one of the largest cross-device supply footprints in the industry. By adding comScore data from the two companies, the combined entity would reach ~220M unique visitors per month. Rather than dealing with a patchwork of boutique providers, advertisers will be able to go to a single source to meet their advertising objectives.

Comprehensive data insights. YuMe has built a robust, first-party data management and targeting platform that provides unique insights for brand advertising campaigns. RhythmOne’s analytics, data management platform and top-ranked brand safety technology provide transparency and drive results for performance-based campaigns. The unified, proprietary data set, augmented by machine-learning algorithms, will enable the combined company to successfully deliver against a broad range of advertising objectives. The data will also offer significant insight for publishers looking to derive additional value from their audiences.

Talent. RhythmOne and YuMe have two experienced, tenured teams that are clearly aligned within the vision for the combined company. These teams will directly benefit from operating a broader platform with greater revenue scale on a significantly stronger financial foundation.

CLASS ACTION COMPLAINT

Accretive. RhythmOne anticipates the transaction to be accretive in the first full year of ownership and believes that the acquisition represents an attractive opportunity to achieve savings of approximately US$10-12M per annum (before tax) across the combined businesses from functional redundancies, duplicative vendor relationships and public company costs. Furthermore, increased scale is likely to improve gross margin as a result of operating leverage and there may also be potential for revenue synergies.

Management

RhythmOne’s CEO Ted Hastings will continue in his role as President and CEO of the combined company. Additionally, YuMe will appoint two directors to the newly constituted board of directors, one of whom will be Eric Singer, who will become the Chairman of the Board.

Transaction details

Under the terms of the agreement, YuMe shareholders will receive $1.70 per share in cash and 7.325 shares in RhythmOne stock which equates to a total consideration of $185M.

YuMe’s directors and officers and stockholders owning more than 10% of YuMe, and each of their respective affiliates, who among them hold approximately 31.6% of the issued YuMe shares, have signed tender and support agreements consenting to tender their share and not to offer, sell, grant any option to purchase or otherwise dispose of any RhythmOne shares received by them for a period of six months from closing of the transaction.

The acquisition is conditional on YuMe stockholders tendering at least a majority of the issued and outstanding YuMe shares. The acquisition is also subject to other conditions customary for transactions of this nature and requires clearance by the relevant competition authority, including the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. RhythmOne will register the shares offered to YuMe stockholders with the US Securities and Exchange Commission.

The boards of directors of RhythmOne and YuMe have each unanimously approved the acquisition.

The transaction is expected to close by the first quarter of 2018.

Numis Securities Limited is serving as financial advisor to RhythmOne and Torys LLP is serving as legal counsel to RhythmOne. Deutsche Bank is serving as financial advisor to YuMe and Pillsbury Winthrop Shaw Pittman LLP is serving as legal counsel to YuMe.

CLASS ACTION COMPLAINT

About RhythmOne

RhythmOne is a technology-enabled digital media company that connects online audiences with brands through premium content across devices. Founded in 2004 in the UK, RhythmOne pioneered Internet video search and works with digital advertisers, publishers and content providers to offer fully integrated, cross-screen solutions that span desktop and mobile video, rich media, display, social and native advertising, and content formats. Through its fully integrated programmatic platform, RhythmOneMax, RhythmOne offers digital advertising inventory across owned, controlled and extended supply sources. The RhythmOneMax platform includes unique brand safety technology, RhythmOneGuard, which combines leading third-party verification and proprietary filtering technologies to ensure inventory quality in brand safe environments. RhythmOne’s goal is to maximize the return on advertising spend and provide the most efficient and effective marketplace for digital advertising. RhythmOne is headquartered in San Francisco, United States with offices in the US, UK and Canada. For more information, please visit www.RhythmOne.com.

[***]

About YuMe

YuMe is a proven partner for video advertising leadership and innovation. We reach valuable, data validated audiences on any connected TV or digital screen with programmatic brand advertising solutions that increase brand favorability and sales. Our software and technologies combine with unrelenting service to help brand advertisers engage audiences wherever they interact with content that matches their needs and interests. Our brand solutions incorporate data-driven audience insights to help brand advertisers reach and influence their most promising audiences. Brand advertisers benefit from higher awareness, positive perception, purchase intent and sales. YuMe is headquartered in Redwood City, California, with worldwide offices. For more information, visit www.YuMe.com, follow @YuMeVideo on Twitter (www.twitter.com/YuMevideo), or like YuMe on Facebook at www.facebook.com/YuMevideo.1

24. The Merger Consideration in the Proposed Transaction is unfair and inadequate, because, among other things, the intrinsic value of Company and its common stock is materially in excess of the amount offered given the Company’s prospects for future growth and earnings. As a result, the Proposed Transaction will deny Class Members their right to fully share equitably in the true value of the Company.

[1]	YuMe, Inc., Current Report (Form 8-K), at Exhibit 99.2 (Press Release dated September 5, 2017) (September 5, 2017).

CLASS ACTION COMPLAINT

25. For example, on May 8, 2017, YuMe announced its First Quarter 2017 results. Notably, the Company achieved a gross margin of 52.3%, compared to 47.8% in Q1 2016, and net income of $1.2 million, or $0.03 per diluted share, compared to net loss of $3.6 million, or $0.10 per diluted share, in Q1 2016.2 Paul Porrini, the Company’s Chief Executive Officer (“CEO”), commented on the Company’s results:

We had a strong Q1 executing well against our financial and strategic goals and our Q2 outlook illustrates our continued confidence in the business. Our revenue exceeded consensus and gross margins continued to show strength. For the first time in the company’s history, we produced positive net income in the first quarter coupled with the highest ever adjusted EBITDA results for the first quarter. We’re proud that while reaching these profitability milestones, we continue to be encouraged by our programmatic growth and performance.

In our view, all these metrics confirm the underlying health of our business. We expect to continue this momentum through the rest of 2017.3

26. Tony Carvalho, the Company’s Chief Financial Officer (“CFO”), also commented on the Company’s favorable outlook, stating “[w]e now anticipate we’ll be net income positive every quarter in 2017. Our outlook assumes typical seasonal trends in our direct business and continued growth in our programmatic business.” Id.

27. On August 8, 2017, YuMe announced record gains in its Second Quarter 2017 results. Notably, the Company’s revenue rose to $42.8 million and gross margin increased to 50.9% from the prior year’s 50.6%. In addition, Yume had $73.9 million in cash, equivalents, and marketable securities, and no debt, as of June 30.4

[2]	YuMe Reports First Quarter 2017 Financial Results, SEEKING ALPHA (May 8, 2017), available at https://seekingalpha.com/pr/16827448-correcting-replacing-yume-reports-first-quarter-2017-financial-results.
[3]	YuMe’s (YUME) Paul Porrini on Q1 2017 Results – Earnings Call Transcript, SEEKING ALPHA (May 9, 2017), available at https://seekingalpha.com/article/4071381-yumes-yume-paul-porrini-q1-2017-results-earnings-call-transcript?part=single.
[4]	YuMe Reports Second Quarter 2017 Financial Results, SEEKING ALPHA (August 6, 2017), available at https://seekingalpha.com/pr/16910475-yume-reports-second-quarter-2017-financial-results.

CLASS ACTION COMPLAINT

28. In addition, the Merger Consideration represents a discount compared to the Company’s 52-weel high price of $5.50, achieved on June 21, 2017.

29. Furthermore, the valuation analyses conducted by Deutsche Bank in its fairness opinion also indicate that the value of YuMe’s common stock has substantially greater value than represented by the Merger Consideration. For example, Deutsche Bank’s Selected Transaction Analysis indicated an implied value per YuMe share as high as $5.89, which illustrates that each share of YuMe has an inherent premium of approximately 114% over the implied value of the Merger Consideration.

30. In sum, Stone’s common stock has demonstrated considerable industry value and growth in 2017. The Company’s public common shareholders should be provided with sufficient financial information in the F-4 to make an informed decision regarding the Proposed Transaction.

31. It is therefore imperative that YuMe public common stockholders receive the material information (discussed in detail below) that has been omitted from the F-4, which is necessary for the Company’s public stockholders to properly exercise their corporate suffrage rights and make a fully informed decision concerning whether to vote in favor of the Proposed Merger.

II. The Merger Agreement’s Deal Protection Provisions Deter Superior Offers

32. In addition to failing to conduct a fair and reasonable sales process, the Individual Defendants agreed to certain deal protection provisions in the Merger Agreement that operate conjunctively to deter other suitors from submitting a superior offer for YuMe.

CLASS ACTION COMPLAINT

33. First, the Merger Agreement contains a no solicitation provision that prohibits the Company or the Individual Defendants from taking any affirmative action to obtain a better deal for YuMe stockholders. Specifically, the Merger Agreement generally states that the Company and the Individual Defendants must not: (i) solicit, initiate, or knowingly encourage the submission of, any takeover proposal or any inquiry, proposal, offer, or indication of interest that would reasonably be expected to lead to a takeover proposal; (ii) approve or recommend any takeover proposal, enter into any agreement, agreement-in-principle, or letter of intent with respect to or accept any takeover proposal; (iii) participate or engage in any discussions or negotiations regarding or knowingly take any action to facilitate any inquiries or the making of any proposal that constitutes, or could reasonably be expected to lead to, any takeover proposal; or (iv) terminate, amend, waive, or fail to enforce any rights under any confidentiality or non-use agreement or provision relating to a takeover proposal or “standstill” or other similar agreement to which the Company or any of its subsidiaries is a party. See F-4 A-65 – A-66.

34. Furthermore, the Company and the Individual Defendants must notify within one (1) business day, orally or in writing, discovery of any proposals, indications of interest, and/or draft agreements received from other persons making an acquisition proposal. See F-4 A-66.

35. Additionally, the Merger Agreement grants RhythmOne recurring and unlimited matching rights, which provides it with four (4) days to negotiate with YuMe, amend the terms of the Merger Agreement, and make a counter-offer in the event a superior offer is received. See F-4 A-60 – A-61.

36. The non-solicitation and matching rights provisions essentially ensure that a superior bidder will not emerge, as any potential suitor will undoubtedly be deterred from expending the time, cost, and effort of making a superior proposal while knowing that RhythmOne can easily foreclose a competing bid. As a result, these provisions unreasonably favor RhythmOne, to the detriment of Yume’s public common stockholders.

37. The Merger Agreement also provides that YuMe must pay RhythmOne a termination fee of $5,536,790.00 in cash under certain conditions, including in the event YuMe elects to terminate the Merger Agreement to pursue a superior proposal. The termination fee provision further ensures that no competing offer will emerge, as any competing bidder would have to pay a naked premium for the right to provide YuMe stockholders with a superior offer. See F-4 A-A-14.

CLASS ACTION COMPLAINT

III. The Proxy Statement is Materially Incomplete and Misleading.

38. On December 26, 2017, in order to convince YuMe stockholders to tender their shares, the Board authorized the filing of a materially incomplete and misleading Form F-4. The F-4 solicits the Company’s stockholders to vote in favor of the Proposed Transaction. Defendants were obligated to carefully review the F-4 before it was filed with the SEC and disseminated to the Company’s stockholders to ensure that it did not contain any material misrepresentations or omissions. However, the F-4 misrepresents and/or omits material information that is necessary for the Company’s stockholders to make an informed decision concerning whether to vote in favor of the Proposed Merger, in violation of Sections 14(a) and 20(a) of the Exchange Act.

RhythmOne’s Financial Projections

39. The F-4 fails to provide any projections for RhythmOne, in particular RhythmOne’s future unlevered free cash flows for the calendar years 2017 through 2021. See F-4 99.

40. Failure to provide any financial projections for RhythmOne for the calendar years 2017 through 2021 leaves YuMe stockholders without the necessary, material information to reach a fully-informed decision concerning the Company, the fairness of the Merger Consideration, and, ultimately, whether to vote in favor of the Proposed Transaction.

41. Furthermore, complete disclosure of the above-mentioned information omitted from the financial projections is particularly important for YuMe public common stockholders because the Merger Consideration is stock in another company: RhythmOne. As a result, financial projections concerning RhythmOne’s future performance on a stand-alone basis are material to YuMe stockholders.

42. The omission of the above-referenced projections renders the F-4 materially incomplete and misleading. If a registration statement discloses financial projections and valuation information, such projections must be complete and accurate. The question here is not the duty to speak, but liability for not having spoken enough. With regard to future events, uncertain figures, and other so-called soft information, a company may choose silence or speech elaborated by the factual basis as then known—but it may not choose half-truths.

CLASS ACTION COMPLAINT

43. Accordingly, the failure to disclose RhythmOne’s financial projections renders the F-4 materially incomplete and misleading.

Deutsche Bank’s Valuation Analyses and Fairness Opinion

44. With respect to Deutsche Bank’s Discounted Cash Flow Analysis, the F-4 fails to disclose the following key components used in their analysis: (i) the inputs and assumptions underlying the calculation of the discount rate range of 12.0% to 15.8% used for YuMe; (ii) the range of estimated terminal values for YuMe at the end of 2021; (iii) the range of implied enterprise values for YuMe as of September 1, 2017; (iv) YuMe’s stock based compensation expense; (v) YuMe’s cash taxes; (vi) YuMe’s capital expenditures; (vii) YuMe’s change in net working capital; (viii) the inputs and assumptions underlying the calculation of the range of perpetuity growth rates of 3.0% to 5.0% used for YuMe; and (ix) YuMe’s cash (net of debt). See F-4 98.

45. Likewise, in the Other Information section, Deutsche Bank conducted a discounted cash flow analysis for RhythmOne. However, the F-4 fails to disclose the following key components used in the analysis: (i) the inputs and assumptions underlying the calculation of the discount rate range of 12.0% to 15.8% used for RhythmOne; (ii) RhythmOne’s unlevered free cash flows for the calendar years 2017 through 2021; (iii) the range of estimated terminal values for RhythmOne at the end of 2021; (iii) the range of implied enterprise values for RhythmOne as of September 1, 2017; (iv) RhythmOne’s Adjusted EBITDA; (v) RhythmOne’s stock based compensation expense; (vi) RhythmOne’s cash taxes; (vii) RhythmOne’s capital expenditures; (viii) RhythmOne’s change in net working capital; (ix) the inputs and assumptions underlying the calculation of the range of perpetuity growth rates of 3.0% to 5.0% used for RhythmOne; and (x) RhythmOne’s cash (net of debt). See F-4 99.

46. These key inputs are material to YuMe stockholders, and their omission renders the summary of Deutsche Bank’s discounted cash flow analyses of Yume and RhythmOne materially incomplete and misleading. Indeed, as a highly-respected professor explained in one of the most thorough law review articles regarding the fundamental flaws with the valuation analyses bankers

CLASS ACTION COMPLAINT

perform in support of fairness opinions, in a discounted cash flow analysis a banker takes management’s forecasts, and then makes several key choices “each of which can significantly affect the final valuation.” Steven M. Davidoff, Fairness Opinions, 55 Am. U.L. Rev. 1557, 1576 (2006). Such choices include “the appropriate discount rate, and the terminal value…” Id. As Professor Davidoff explains:

There is substantial leeway to determine each of these, and any change can markedly affect the discounted cash flow value. For example, a change in the discount rate by one percent on a stream of cash flows in the billions of dollars can change the discounted cash flow value by tens if not hundreds of millions of dollars…. This issue arises not only with a discounted cash flow analysis, but with each of the other valuation techniques. This dazzling variability makes it difficult to rely, compare, or analyze the valuations underlying a fairness opinion unless full disclosure is made of the various inputs in the valuation process, the weight assigned for each, and the rationale underlying these choices. The substantial discretion and lack of guidelines and standards also makes the process vulnerable to manipulation to arrive at the “right” answer for fairness. This raises a further dilemma in light of the conflicted nature of the investment banks who often provide these opinions.

Id. at 1577-78.

47. With respect to Deutsche Bank’s Other Information analysis, the F-4 fails to disclose the identities of the four publicly available research analysts that were evaluated and their respective price targets for RhythmOne. See F-4 99. The omission of the research analysts’ identities and their price targets renders the summary of the Other Information section materially misleading. A fair summary requires the disclosure of the individual research analysts’ identities and their price targets; merely providing the range that a banker evaluated is insufficient, as YuMe stockholders are unable to assess whether the banker limited their analysis to specific analysts and, as a result, unreasonably overstated the value of RhythmOne.

48. In sum, the omission of the above-referenced information renders statements in the F-4 materially incomplete and misleading in contravention of the Exchange Act. Absent disclosure of the foregoing material information prior to the special shareholder meeting to vote on the Proposed Transaction, Plaintiff and the other members of the Class will be unable to make a fully-informed decision regarding whether to vote in favor of the Proposed Transaction, and they are thus threatened with irreparable harm, warranting the injunctive relief sought herein.

CLASS ACTION COMPLAINT

COUNT I

(Against All Defendants for Violations of Section 14(a) of the Exchange Act and

Rule 14a-9 Promulgated Thereunder)

49. Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

50. Section 14(a)(1) of the Exchange Act makes it “unlawful for any person, by the use of the mails or by any means or instrumentality of interstate commerce or of any facility of a national securities exchange or otherwise, in contravention of such rules and regulations as the Commission may prescribe as necessary or appropriate in the public interest or for the protection of investors, to solicit or to permit the use of his name to solicit any proxy or consent or authorization in respect of any security (other than an exempted security) registered pursuant to section 78l of this title.” 15 U.S.C. § 78n(a)(1).

51. Rule 14a-9, promulgated by the SEC pursuant to Section 14(a) of the Exchange Act, provides that registration statement communications with shareholders shall not contain “any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading.” 17 C.F.R. § 240.14a-9.

52. The omission of information from a registration statement will violate Section 14(a) and Rule 14a-9 if other SEC regulations specifically require disclosure of the omitted information.

53. Defendants have issued the F-4 with the intention of soliciting stockholder support for the Proposed Transaction. Each of the Defendants reviewed and authorized the dissemination of the S-4, which fails to provide critical information regarding, amongst other things: (i) financial projections for RhythmOne; and (ii) the valuation analyses performed by the Company’s financial advisor, Deutsche Bank, in support of their fairness opinion; and (iii) the background process leading to the Proposed Transaction.

CLASS ACTION COMPLAINT

54. In so doing, Defendants made untrue statements of fact and/or omitted material facts necessary to make the statements made not misleading. Each of the Individual Defendants, by virtue of their roles as officers and/or directors, were aware of the omitted information but failed to disclose such information, in violation of Section 14(a). The Individual Defendants were therefore negligent, as they had reasonable grounds to believe material facts existed that were misstated or omitted from the F-4, but nonetheless failed to obtain and disclose such information to YuMe’s common stockholders although they could have done so without extraordinary effort.

55. The Individual Defendants knew or were negligent in not knowing that the F-4 is materially misleading and omits material facts that are necessary to render it not misleading. The Individual Defendants undoubtedly reviewed and relied upon most if not all of the omitted information identified above in connection with their decision to approve and recommend the Proposed Transaction; indeed, the F-4 states that Deutsche Bank reviewed and discussed their financial analyses with the Board, and further states that the Board considered the financial analyses provided by Deutsche Bank, as well as its fairness opinion and the assumptions made and matters considered in connection therewith. Further, the Individual Defendants were privy to and had knowledge of the projections for the Company and the details surrounding the process leading up to the signing of the Merger Agreement. The Individual Defendants knew or were negligent in not knowing that the material information identified above has been omitted from the F-4, rendering the sections of the F-4 identified above to be materially incomplete and misleading. Indeed, the Individual Defendants were required to, separately, review Deutsche Bank’s analyses in connection with their receipt of the fairness opinion, question Deutsche Bank as to the derivation of fairness, and be particularly attentive to the procedures followed in preparing the F-4, and review it carefully before it was disseminated, to corroborate that there are no material misstatements or omissions.

CLASS ACTION COMPLAINT

56. The Individual Defendants were, at the very least, negligent in preparing and reviewing the F-4. The preparation of a registration statement by corporate insiders containing materially false or misleading statements or omitting a material fact constitutes negligence. The Individual Defendants were negligent in choosing to omit material information from the F-4 or failing to notice the material omissions in the F-4 upon reviewing it, which they were required to do carefully as the Company’s directors. Indeed, the Individual Defendants were intricately involved in the process leading up to the signing of the Merger Agreement and the preparation of the Company’s financial projections.

57. YuMe is also deemed negligent as a result of the Individual Defendants’ negligence in preparing and reviewing the F-4.

58. The misrepresentations and omissions in the F-4 are material to Plaintiff and the Class, who will be deprived of their right to cast an informed vote if such misrepresentations and omissions are not corrected prior to the vote on the Proposed Transaction. Plaintiff and the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury that Defendants’ actions threaten to inflict.

COUNT II

(Against the Individual Defendants for Violations of Section 20(a) of the Exchange Act)

59. Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

60. The Individual Defendants acted as controlling persons of YuMe within the meaning of Section 20(a) of the Exchange Act as alleged herein. By virtue of their positions as directors of YuMe, and participation in and/or awareness of the YuMe’s operations and/or intimate knowledge of the incomplete and misleading statements contained in the F-4 filed with the SEC, they had the power to influence and control and did influence and control, directly or indirectly, the decision making of YuMe, including the content and dissemination of the various statements that Plaintiff contends are materially incomplete and misleading.

CLASS ACTION COMPLAINT

61. Each of the Individual Defendants was provided with or had unlimited access to copies of the F-4 and other statements alleged by Plaintiff to be misleading prior to and/or shortly after these statements were issued and had the ability to prevent the issuance of the statements or cause the statements to be corrected.

62. In particular, each of the Individual Defendants had direct and supervisory involvement in the day-to-day operations of YuMe, and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the Exchange Act violations alleged herein, and exercised the same. The omitted information identified above was reviewed by the Board prior to voting on the Proposed Transaction. The F-4 at issue contains the unanimous recommendation of the Board to approve the Proposed Transaction. The Individual Defendants were thus directly involved in the making of the F-4.

63. In addition, as the F-4 sets forth at length, and as described herein, the Individual Defendants were involved in negotiating, reviewing, and approving the Merger Agreement. The F-4 purports to describe the various issues and information that the Individual Defendants reviewed and considered. The Individual Defendants participated in drafting and/or gave their input on the content of those descriptions.

64. By virtue of the foregoing, the Individual Defendants have violated Section 20(a) of the Exchange Act.

65. As set forth above, the Individual Defendants had the ability to exercise control over and did control a person or persons who have each violated Section 14(a) and Rule 14a-9, by their acts and omissions as alleged herein. By virtue of their positions as controlling persons, these Defendants are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of Individual Defendants’ conduct, Plaintiff and the Class will be irreparably harmed.

66. Plaintiff and the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury that Defendants’ actions threaten to inflict.

CLASS ACTION COMPLAINT

PRAYER FOR RELIEF

WHEREFORE, Plaintiff prays for judgment and relief as follows:

A. Declaring that this action is properly maintainable as a Class Action and certifying Plaintiff as Class Representative and its counsel as Class Counsel;

B. Enjoining Defendants, their agents, counsel, employees, and all persons acting in concert with them from consummating the Proposed Transaction, unless and until the Company discloses the material information discussed above which has been omitted from the F-4;

C. Directing the Individual Defendants to account to Plaintiff and the Class for all damages suffered as a result of the Individual Defendants wrongdoing;

D. Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

E. Granting such other and further equitable relief as this Court may deem just and proper.

JURY DEMAND

Plaintiff demands a trial by jury on all issues so triable.

DATED: January 6, 2018
Respectfully submitted,
OF COUNSEL
/s/ David E. Bower
MONTEVERDE & ASSOCIATES PC	David E. Bower SBN 119546
Juan E. Monteverde	MONTEVERDE & ASSOCIATES PC
Miles D. Schreiner	600 Corporate Pointe, Suite 1170
The Empire State Building	Culver City, CA 90230
350 Fifth Avenue, Suite 4405	Tel: (310) 446-6652
New York, NY 10118	Fax: (212) 202-7880
Tel: (212) 971-1341	Email: dbower@monteverdelaw.com
Fax: (212) 202-7880
Email: jmonteverde@monteverdelaw.com	Counsel for Plaintiff
mschreiner@monteverdelaw.com
Counsel for Plaintiff

CLASS ACTION COMPLAINT